





UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

12060732

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SEC FILE NUMBER
8-26740

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/11 (MM/DD/YY) AND ENDING 12/31/11 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER - DEALER:
National Financial Services LLC

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

82 Devonshire Street
(No. and Street)

Boston (City) | Massachusetts (State) | 02109 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Tony Castella | (212) 335-5926 (Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*
PricewaterhouseCoopers LLP
(Name - if individual, state last, first, middle name)

300 Madison Avenue (Address) | NY (City) | NY (State) | 10017 (Zip Code)

CHECK ONE:

[X] Certified Public Accountant
[ ] Public Accountant
[ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

NATIONAL FINANCIAL SERVICES LLC
(SEC I.D. No. 8-26740)

STATEMENT OF FINANCIAL CONDITION
AS OF DECEMBER 31, 2011
AND
INDEPENDENT AUDITORS' REPORT

* * * * * * *

Filed pursuant to Rule 17a-5(e)(3) under
the Securities Exchange Act of 1934
as a PUBLIC DOCUMENT



Report of Independent Auditors

To the Member of National Financial Services LLC

In our opinion, the accompanying statement of financial condition presents fairly, in all material respects, the financial position of National Financial Services LLC in conformity with accounting principles generally accepted in the United States of America. This financial statement is the responsibility of the Company's management; our responsibility is to express an opinion on this financial statement based on our audit. We conducted our audit of this statement in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit of the statement of financial condition provides a reasonable basis for our opinion.

PricewaterhouseCoopers LLP

February 17, 2012

PricewaterhouseCoopers LLP, PricewaterhouseCoopers Center, 300 Madison Avenue, New York, NY 10017
T: (646) 471 3000, F: (813) 286 6000, www.pwc.com/us

NATIONAL FINANCIAL SERVICES LLC
STATEMENT OF FINANCIAL CONDITION
AS OF DECEMBER 31, 2011
(Dollars in millions)

ASSETS	
Cash	$ 37
Cash and securities segregated under federal regulations (includes securities with a fair value of $4,934)	35,140
Securities borrowed	7,487
Securities received as collateral from affiliate	595
Receivables:	
Brokers, dealers and other organizations	909
Customers, net of reserve of $ 11	9,365
Fees	84
Total Receivables	10,358
Securities owned—at fair value ($98 pledged as collateral)	975
Resale agreements	168
Other assets	188
Total Assets	$ 54,948
LIABILITIES	
Securities loaned	$ 1,981
Obligation to return securities received as collateral from affiliate	595
Payables:	
Brokers, dealers and other organizations	1,678
Customers	47,126
Drafts	470
Total Payables	49,274
Repurchase agreements	377
Securities sold, but not yet purchased - at fair value	35
Payable to affiliates	149
Accrued expenses and other liabilities	149
Total Liabilities	52,560
COMMITMENTS AND CONTINGENCIES (Note G)	
MEMBER'S EQUITY	2,388
Total Liabilities and Member's Equity	$ 54,948

The accompanying notes are an integral part of the statement of financial condition.

A. Organization:

National Financial Services LLC (The "Company"), is wholly owned by Fidelity Global Brokerage Group, Inc. (the "Parent"), which is a wholly owned subsidiary of FMR LLC ("FMR").

The Company is a registered broker-dealer with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA"). The Company is licensed to transact on the NYSE Euronext and various national and regional stock exchanges. The Company provides a wide range of securities related services to a diverse customer base primarily in the United States. The Company's client base includes institutional and individual investors, introducing broker-dealers, investment advisors and corporations. The Company engages in brokerage, clearance, custody and financing activities for which it receives fees from customers. The Company also engages in securities transactions on a principal basis for itself and facilitates securities transactions for its clients. The Company provides clearing and other services for an affiliated broker-dealer, Fidelity Brokerage Services LLC ("FBS"). FBS provides brokerage services to a retail customer base which effect transactions across a wide array of financial instruments

B. Summary of Significant Accounting Policies:

Basis of Presentation and Use of Estimates

The preparation of the financial statements in conformity with accounting principles generally accepted in the United States of America ("GAAP") requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities as well as the reported amounts of revenues and expenses. Actual results could differ from the estimates included in the statement of financial condition.

Cash

The Company defines cash as cash on hand, demand deposits, and time deposits with maturities less than 60 days.

Collateralized Securities Transactions

Resale and repurchase agreements are accounted for as collateralized financing transactions and are recorded at their contractual amounts plus accrued interest. Resale and repurchase agreements with the same counterparty are reported on a net basis. These agreements are generally collateralized by U.S. government, government agency securities, or corporate bonds. It is the Company's policy to take possession of securities purchased under resale agreements with a market value in excess of the principal amount loaned plus accrued interest to collateralize these transactions. Similarly, the Company is generally required to provide securities to counterparties in order to collateralize repurchase agreements. This collateral is valued daily and the Company or the counterparty may be required to deposit additional securities or return securities pledged when appropriate. A portion of securities obtained as collateral under resale agreements are segregated for the exclusive benefit of customers pursuant to Rule 15c3-3 under the Securities Exchange Act of 1934, and are included in cash and securities segregated under federal regulations in the statement of financial condition.

B. Summary of Significant Accounting Policies, continued:

Collateralized Securities Transactions, continued

Securities borrowed and securities loaned are recorded based on the amount of cash collateral advanced or received. Securities borrowed transactions are primarily used to facilitate the settlement process and require the Company to deposit cash, letters of credit or other collateral with the lender. With respect to securities loaned, the Company receives collateral in the form of cash or securities. The amount of cash collateral required to be deposited for securities borrowed, or received for securities loaned, is an amount generally less than the market value of the applicable securities borrowed or loaned. The Company monitors the market value of securities borrowed and loaned, with excess collateral returned, or additional collateral obtained, when deemed appropriate. In non-cash loan versus pledge securities transactions, the Company, as lender, records the collateral received as both an asset and as a liability, recognizing the obligation to return the collateral to the borrower.

Receivable from and Payable to Customers, Brokers, Dealers and Other Organizations

Receivables from and payables to customers include amounts related to both cash and margin transactions. The Company records customer transactions on a settlement date basis, which is generally three business days after trade date, while the related commission revenues, clearing fees and related expenses are recorded on a trade date basis. The Company's customer base is monitored through a review of account balance aging, collateral value in the account and an assessment of the customer's financial condition. An allowance against doubtful receivables is established through a combination of specific identification of doubtful accounts and an aging review of all unsecured accounts. Securities owned by customers, including those that collateralize margin transactions, are not reflected in the accompanying statement of financial condition.

Receivable from brokers, dealers and other organizations include amounts receivable for securities not delivered by the Company to a purchaser by the settlement date, margin deposits, commissions, net receivables arising from unsettled trades and the Company's introducing brokers' margin loans. Receivables from brokers, dealers and other organizations consist of the following:

Clearing organizations	$ 417
Broker dealers	230
Mutual fund companies & other	225
Fail to deliver	37
Total	$ 909

B. Summary of Significant Accounting Policies, continued:

Receivable from and Payable to Customers, Brokers, Dealers and Other Organizations

Payable to brokers, dealers and other organizations include amounts payable for securities not received by the Company from a seller by the settlement date, clearing deposits from introducing brokers, commissions, net payables arising from unsettled trades and amounts payable to the Company's introducing brokers. Payables to brokers, dealers and other organizations consist of the following:

Mutual fund companies & other	$ 1,210
Broker dealers	303
Clearing organizations	91
Fail to receive	74
Total	$ 1,678

Fair Value Measurements

The Company categorizes the financial assets and liabilities carried at fair value in its statement of financial condition based upon a three-level valuation hierarchy. The hierarchy gives the highest priority to quoted prices in active markets for identical assets or liabilities (Level 1) and the lowest priority to unobservable valuation inputs (Level 3). If the inputs used to measure a financial asset or liability cross different levels of the hierarchy, categorization is based on the lowest level input that is significant to the fair value measurement. Management's assessment of the significance of a particular input to the overall fair value measurement of a financial asset or liability requires judgment, and considers factors specific to the asset or liability. The three levels are described below:

- Level 1 - Financial assets and liabilities whose values are based on unadjusted quoted prices for identical assets and liabilities in an active market.

- Level 2 - Financial assets and liabilities whose values are based on quoted prices for similar assets and liabilities in active markets, and inputs that are observable for the asset or liability, either directly or indirectly, for substantially the full term of the asset or liability.

- Level 3 - Financial assets and liabilities whose values are based on prices or valuation techniques that require inputs that are both unobservable in the market and significant to the overall fair value measurement. These inputs reflect management's judgment about the assumptions that a market participant would use in pricing the asset or liability, and are based on the best available information, some of which is internally developed.

B. Summary of Significant Accounting Policies, continued:

Furniture, Office Equipment and Leasehold Improvements

Furniture, office equipment and leasehold improvements are stated at cost less accumulated depreciation and amortization, and is included in other assets in the statement of financial condition. Depreciation is computed using the straight-line method based on estimated useful lives as follows: furniture and office equipment, three to five years and leasehold improvements, the shorter of their useful lives or the remainder of the lease term.

Other long-lived assets subject to amortization, including capitalized software, which is also included in other assets in the statement of financial condition, are reviewed for impairment when events or changes in circumstances indicate that the carrying value may not be recoverable. For capitalized software, when the estimated future undiscounted cash flows are less than the carrying amount of the asset, the asset is reduced to its net realizable value and a charge against income is recorded.

Maintenance and repairs are charged to expense when incurred. Renewals and betterments of a nature considered to materially extend the useful lives of the assets are capitalized. Included in other assets are fixed assets with a cost of $170, net of accumulated depreciation of $130.

Derivative Financial Instruments

The Company enters into forward foreign currency exchange contracts to facilitate certain customer segregation requirements. Derivative financial instruments are recorded at fair value in the Company's statement of financial condition as other assets or other liabilities, depending on the rights and obligations under the contracts. The Company's determination of fair value includes an assessment of non-performance risk.

Income Taxes

As a single-member limited liability company, the Company is disregarded as an entity separate from its owner and the operations are included in the federal and state income tax returns of FMR. Therefore, the Company has not recorded any tax assets/liabilities.

B. Summary of Significant Accounting Policies, continued:

Recent Accounting Pronouncements

Fair Value Measurements

In 2010, the Financial Accounting Standards Board (the "FASB") amended its standard on fair value measurements and disclosures to add new requirements for disclosures about significant transfers into and out of Levels 1 and 2 and gross presentation of activity within the Level 3 rollforward with separate disclosures about purchases, sales, issuances, and settlements. The amended standard also clarifies existing fair value disclosures about the level of disaggregation as well as inputs and valuation techniques used to measure fair value. The Company adopted this amended standard effective January 1, 2010, except for the gross presentation of the Level 3 rollforward, which the Company adopted effective January 1, 2011. Adoption of this amended standard did not have a material impact on the statement of financial condition.

In May 2011, the FASB issued amended guidance regarding fair value measurements and disclosures. Although the amended guidance is largely consistent with existing fair value measurement principles under GAAP, some of the amendments could change how the fair value measurement guidance is applied. In addition, the existing disclosure requirements for fair value measurements have been expanded. The amended guidance is effective for the Company beginning January 1, 2012. The Company does not expect the adoption of this amended guidance to have a material impact on the statement of financial condition.

Milestone Method of Revenue Recognition

The FASB amended the accounting standards for multiple-deliverable arrangements allowing preparers to account for deliverables separately rather than as a combined unit. This amendment addresses how to separate deliverables and how to measure and allocate arrangement consideration to one or more units of accounting. Establishment of a selling price hierarchy, elimination of the residual method of allocation and utilization of relative selling price methodology are included within this amendment. Adoption of this amended standard effective January 1, 2011, did not have a material impact on the statement of financial condition.

Repurchase Agreements

In April 2011, the FASB issued amended guidance that changes the criteria used to determine whether a repurchase agreement should be accounted for as a sale or a secured borrowing. The amended guidance is generally expected to lead to more conclusions that a repurchase agreement should be accounted for as a secured borrowing rather than a sale. The Company adopted this amended guidance prospectively for new transactions or existing transactions modified on or after December 15, 2011. The Company currently accounts for repurchase agreements as secured borrowings, and therefore, the adoption of this standard did not have an impact on the statement of financial condition.

(Dollars in millions)

C. Cash and Securities Segregated Under Federal Regulations:

Cash and securities segregated under federal regulations consist of the following:

Securities obtained as collateral under resale agreements	$ 30,206
U.S. Government securities	2,129
Securities guaranteed by the TLGP	2,805
Total	$ 35,140

The Temporary Liquidity Guarantee Program ("TLGP") covers debt of banks, thrifts and/or certain holding companies which are guaranteed under the FDIC Temporary Liquidity Guarantee Program. This debt is backed by the United States government. It consists of full-term guaranteed commercial paper and nonconvertible debt securities issued by an unaffiliated entity pursuant to TLGP.

D. Securities Owned:

Securities owned and securities sold, but not yet purchased consist of the following:

Securities owned - at fair value:	
Money market funds	$ 794
Debt:	
U.S. Government and agency	66
Municipals	74
Corporates	12
Equities	25
Other	4
Total	$ 975

Securities sold, but not yet purchased - at fair value:	
Debt:	
U.S. Government and agency	$ 23
Corporates	11
Municipals	1
Total	$ 35

(Dollars in millions)

E. Credit Facilities:

The Company has entered into multiple overnight credit facilities with large financial institutions. These facilities are borrowed against periodically to satisfy the daily operating needs of the Company. There were no balances outstanding at December 31, 2011. Amounts available to draw against consist of the following:

	Available to draw
Uncommitted, unsecured credit facilities	$ 3,070
Uncommitted, secured credit facilities	525
Uncommitted liquidity facility with FMR	1,000
	$ 4,595

F. Derivative Contracts:

The Company enters into foreign exchange contracts that are subject to volatility in the currency markets. The contracts are recorded at fair value. The Company's determination of fair value includes an assessment of non-performance risk. As of December 31, 2011, the Company recorded $0.5 of unrealized gains related to foreign currency swap contracts and is included in securities owned – at fair value on the statement of financial condition. The notional value of the outstanding foreign currency swap contracts purchased as of December 31, 2011, totaled $277.

G. Commitments and Contingencies:

<u>Leases</u>

The Company leases certain office space and equipment under noncancelable operating leases that expire over various terms. Many lease agreements contain renewal options and operating expense escalation clauses. Rent expense is recognized on a straight-line basis over the applicable lease term. Future minimum commitments under these leases are as follows:

2012	$ 6
2013	8
2014	8
2015	8
2016	8
Thereafter	30

G. Commitments and Contingencies, continued:

Litigation

In the normal course of business as a clearing broker-dealer, the Company has been named as a defendant in several legal actions, lawsuits and has received regulatory inquiries. The Company reviews such matters on a case by case basis and establishes reserves if a loss is probable and the amount of the loss can be reasonably estimated. While the outcome of litigation is inherently uncertain, it is the opinion of management, after consultation with counsel, that the resolution of such actions will not have a material adverse effect on the statement of financial condition of the Company.

Assets Pledged and Other Transactions

In the normal course of business, the Company executes, settles and finances customer, correspondent, and principal securities transactions. Customer and correspondent transactions include the sale of securities sold, but not yet purchased (short sales) and the writing of options. These activities may expose the Company to off-balance sheet credit risk arising from the potential that the customer or counterparty may fail to satisfy its obligations and the collateral will be insufficient. In these situations, the Company may be required to purchase or sell financial instruments at unfavorable market prices to satisfy obligations to customers and counterparties.

The Company seeks to control the risks associated with its customer and correspondent activities by requiring customers and correspondents to maintain margin collateral in compliance with various regulatory and internal guidelines. The Company monitors trade date customer and correspondent exposure and collateral values daily and requires customers and correspondents to deposit additional collateral or reduce positions when necessary.

Securities sold, but not yet purchased represent obligations of the Company to deliver the specified security at the contracted price, and thereby create a liability to purchase the security in the market at prevailing prices. Accordingly, these transactions result in exposure to market risk as the Company's ultimate obligation to purchase securities sold, but not yet purchased may exceed the amount recognized in the statement of financial condition.

The Company also borrows and lends securities to finance securities transactions and facilitate the settlement process. In loaning securities, the Company sometimes utilizes securities owned by customers collateralizing margin debt and securities borrowed. When the Company borrows securities, it usually provides the counterparty with collateral in the form of cash. In certain cases, the Company borrows and pledges collateral in the form of securities. When the Company initiates such transactions as lender they are recorded in the Company's statement of financial condition as both securities received as collateral and obligation to return securities received as collateral. When the Company initiates such transactions as borrower, they are not recorded on the statement of financial condition. At December 31, 2011, such off-balance sheet transactions totaled $87.

The Company seeks to control the risks associated with these transactions by establishing and monitoring credit limits for significant counterparties for each type of transaction and monitoring collateral and transaction levels daily. The Company may require counterparties to deposit additional collateral or return collateral pledged. In the case of aged securities failed to receive, the Company may, under industry regulations, purchase the underlying securities in the market and seek reimbursement for any losses from the counterparty.

G. Commitments and Contingencies, continued:

Collateral

At December 31, 2011, the fair value of securities received as collateral by the Company that can be repledged, delivered or otherwise used was $54,651. This collateral was generally obtained under resale agreements, securities borrowed or margin lending agreements. Of these securities received as collateral, those with a fair value of $42,849 were delivered or repledged, generally as collateral under repurchase or securities lending agreements or to cover short sales or satisfy margin requirements with the Options Clearing Corp.

In relation to non-cash loan versus pledge securities transactions, the Company recorded collateral received from FBS and a related obligation to return this collateral. The collateral had a fair value of $595 at December 31, 2011.

Guarantees

Guarantees are defined as contracts and indemnification agreements that contingently require a guarantor to make payments to the guaranteed party based on changes in an underlying (such as an interest or foreign exchange rate, security or commodity price, an index or the occurrence or nonoccurrence of a specified event) related to an asset, liability or equity security of a guaranteed party. Guarantees are also defined as contracts that contingently require the guarantor to make payments to the guaranteed party based on another entity's failure to perform under an agreement as well as indirect guarantees of the indebtedness of others.

The Company is a member of numerous exchanges and clearinghouses. Under the membership agreements, members are generally required to guarantee the performance of other members. Additionally, if a member becomes unable to satisfy its obligations to the clearinghouse, other members would be required to meet shortfalls. To mitigate these performance risks, the exchanges and clearinghouses often require members to post collateral as well as meet certain minimum financial standards. The Company's maximum potential liability under these arrangements cannot be quantified. However, management believes the potential for the Company to be required to make payments under these arrangements is remote. Accordingly, no contingent liability is recorded in the statement of financial condition for these arrangements.

Letters of Credit

At December 31, 2011, the Company had unsecured letters of credit outstanding less than $1 which were used primarily to satisfy margin requirements.

(Dollars in millions)

H. Disclosure About Fair Value of Financial Investments:

The following fair value hierarchy table presents information about the Company's financial assets and liabilities measured at fair value on a recurring basis at December 31, 2011:

	Level 1	Level 2	Level 3	Total
Assets:				
Securities segregated under federal regulations	$ 2,129	$ 2,805	-	$ 4,934
Securities received as collateral from affiliate	595	-	-	595
Securities owned:				
Money market funds	794	-	-	794
Debt:				
Government, agency, and municipals	66	74	-	140
Corporate	-	12	-	12
Equity securities	25	-	-	25
Other securities	-	4	-	4
Total securities owned	885	90	-	975
Total Assets	$ 3,609	$ 2,895	-	$ 6,504
Liabilities:				
Securities sold, but not yet purchased:				
U.S. Government and agency	$ 23	-	-	$ 23
Corporates	-	11	-	11
Municipals	-	1	-	1
Total securities sold, but not yet purchased	23	12	-	35
Obligation to return securities received as collateral from affiliate	595	-	-	595
Total Liabilities	$ 618	$ 12	-	$ 630

Securities segregated under federal regulations reported as Level 1 consist of U.S. Government debt and securities reported as Level 2 consist of corporate debt of banks, thrifts and/or certain holding companies which are guaranteed under the FDIC Temporary Liquidity Guarantee Program.

Securities owned at fair value reported as Level 1 assets represent money market funds, U.S. government treasury and agency fixed income securities in addition to equity securities. These assets are valued using $1 for money markets, exchange closing price for U.S. equities and third party independent vendor quotes for fixed income securities.

Securities owned at fair value reported as Level 2 assets represent corporate and municipal bonds. The valuation techniques used to estimate the fair value of assets categorized as Level 2 do not contain unobservable inputs. The Company estimates fair values of assets categorized as Level 2 using valuation techniques consistent with the market approach which considers, among other things, use of vendor quotes.

During the period ended December 31, 2011, there were no changes to the valuation techniques used by the Company to determine fair value nor were there transfers between levels.

(Dollars in millions)

I. Net Capital Requirements:

As a registered broker-dealer, the Company is subject to the Uniform Net Capital Rule 15c3-1 under the Securities Exchange Act of 1934 (the "Rule") in addition to the rules of FINRA and other principal exchanges of which it is a member or licensed to transact business. The Company has elected the alternative method permitted by the Rule which requires that minimum net capital, as defined, be the greater of $1.5 or 2% of aggregate debit items arising from customer transactions. At December 31, 2011, the Company had net capital of $2,065, which was 12.98% of aggregate debit items and exceeded its minimum requirement by $1,747.

During 2011, the Company performed the computations for the assets in the proprietary accounts of its introducing brokers (PAIB) in accordance with the customer reserve computation set forth under Securities and Exchange Commission Rule 15c3-3. At December 31, 2011, the Company's' PAIB reserve computation indicated that no PAIB reserve was required.

J. Transactions with Affiliated Companies:

The Company earned clearing fees for executing and clearing securities transactions on a fully disclosed basis for FBS and mutual funds managed by an affiliate, respectively.

NFS collects FBS' customer related interest and other fees and distributes such amounts to FBS pursuant to their clearing agreement.

Transactions with affiliated companies are settled with FMR, with the exception of transactions with FBS which are settled directly pursuant to the clearing agreement. Payable to affiliates represent the amounts due to FBS and FMR of $23 and $126, respectively, at December 31, 2011.

The Company entered into non-cash loan versus pledge securities transactions with FBS. The fair value of the collateral was $595 at December 31, 2011. This is presented as securities received as collateral from affiliate with a corresponding obligation to return securities received as collateral from affiliate on the statement of financial condition.

K. Employee Benefit Plans:

The Company participates in FMR's defined contribution profit-sharing plan covering substantially all employees. FMR contributes annually to the plan through a profit sharing contribution equal to a percentage of participating employees' eligible compensation. Additionally, FMR makes matching contributions to the plan based on amounts contributed by employees to the plan during the year.

The Company participates in FMR's Retiree Health Reimbursement Plan, a health reimbursement arrangement covering eligible employees. Under the plan, eligible employees accrue a benefit based on an annual award, at FMR's discretion, subject to ten year cliff vesting.

The Company participates in various FMR share based compensatory plans and is assessed a compensation charge that is amortized over the period in which it is earned. The FMR share plans are accounted for as share appreciation rights and provide holders with participation in changes in FMR's Net Asset Value per share, as defined by FMR, over their respective terms. These plans are cash-settled at the end of their defined term or in the event employee participants are no longer eligible holders. The accumulated value of these plans, including certain additional cash bonuses on select plans, is amortized over the applicable vesting periods.

L. Concentration of Credit Risk:

The Company provides brokerage, clearance, financing and related services to a diverse customer base primarily in the United States, including institutional and individual investors and brokers and dealers, including affiliates. The Company's exposure to credit risk associated with these transactions is measured on an individual customer or counterparty basis. To reduce the potential for risk concentration, credit limits are established and continually monitored in light of changing customer and market conditions. In the normal course of providing such services, the Company requires collateral on a basis consistent with industry practice or regulatory requirements. The type and amount of collateral is continually monitored and counterparties are required to provide additional collateral as necessary.

M. Subsequent Events:

The Company has performed an evaluation of events that have occurred subsequent to December 31, 2011, and through February 17, 2012 (the date of the filing of this report). There have been no material subsequent events that occurred during such period that would require disclosure in this report or would be required to be recognized in the statement of financial condition as of December 31, 2011.